The NoBaked Company



ANNUAL REPORT

1200 Villa Pl #113

Nashville, TN 37212

0

https://nobakedcookiedough.com/

This Annual Report is dated January 23, 2025.

BUSINESS

NoBaked Cookie Dough specializes in gourmet cookie dough that can be eaten raw and baked. Starting in Nashville, TN in early 2017, NoBaked has grown into a booming e-commerce operation - shipping cookie dough across the United States. With a big vision ahead, the founders, Megan and Jimmy, are more focused than ever on making NoBaked accessible to every American. NoBaked launched on Amazon.com and Walmart.com in late 2020 and plans to launch into grocery stores in 2021.

Currently, NoBaked produces its dough for e-commerce in-house. This has given NoBaked the ability to scale up quickly to keep on pace with order volume while maintaining the product's integrity.

The NoBaked Company is the holding company that owns three subsidiaries. NoBaked LLC handles our 3 corporate scoop shop operations, NB IP Holding LLC holds our intellectual property, Eat The Dough LLC handles our online store operations, and NoBaked Franchising LLC handles our 3 franchised scoop shop operations.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Risk Factors (copy and paste the information above and edit appropriately)
Operating Results – 2023 Compared to 2022
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Circumstances which led to the performance of financial statements:

Over the course of 2019, we focused on expanding our retail presence which led to higher gross margins, and due to low sales volume per unit, there were operating losses and higher amount fixed expenses than variable costs.

During 2020 our company pivoted to a strategy that focused on converting our restaurant brand into a CPG brand. This resulted in lower gross margins significantly but allowed us to increase our sales volume by almost 75% year over year in spite of COVID decreasing our scoop shop revenue by over 50%. It also allowed us to access a wider customer base throughout the entire United States and acquire many new customers. Our company now operates with the majority of expenses as variable as opposed to fixed. We have increased our liquidity and decreased future risks associated with fixed expenses and will continue to focus on doing so while we scale.

Historical results and cash flows:

Our company has been pivoting our operational model since September 2019 to focus on consumer packaged goods instead of scoop shops. We do not believe 2019 to be representative at all of what investors can expect moving forward. During 2020 about 66% of our business was done online direct to consumers and 34% through our scoop shops. 2020 represents the middle of our pviot and we expect gross margins to continue to decrease, fixed costs to decrease as a percentage of sales, and variable expenses to increase with sales. We will be entering grocery stores throughout 2021 and our margins there will be lower than either of our past operational strategies while volumes much higher. We predict a 33% 33% 33% split between our three business units in 2021 and for grocery store sales to eclipse sales online and in our scoop shops during 2022. We expect fixed expenses to fall below 10% of sales over the next 2 years which is much different than 2019 where they made up over 80% of expenses. We expect these changes will allow our company to become profitable while still growing rapidly by 2022.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $45,751.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: First Home Bank

Amount Owed: $290,383.00

Interest Rate: 6.0%

Maturity Date: May 31, 2029

Creditor: Shopify Capital

Amount Owed: $64,177.00

Interest Rate: 0.0%

Maturity Date: December 01, 2021

The note is payable daily based on 15% of daily sales.

Creditor: PPP SBA

Amount Owed: $97,852.00

Interest Rate: 1.0%

Maturity Date: May 31, 2022

These loans will all be forgiven.

Creditor: Megan Feeman

Amount Owed: $40,300.00

Interest Rate: 0.0%

Megan Feeman, the President and CEO of NoBaked, loaned the company an outstanding amount of $40,300 with her personal credit cards as of 2/1/2021.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ruth Megan Feeman

Ruth Megan Feeman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and CEO

Dates of Service: March, 2017 - Present

Responsibilities: Managing the product, brand, and vision. Salary is $50,000.

Name: James M Feeman

James M Feeman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operations Officer

Dates of Service: July, 2017 - Present

Responsibilities: Managing company operations. Salary is $50,000.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Ruth Megan Feeman

Amount and nature of Beneficial ownership: 4,500,000

Percent of class: 50.0

Title of class: Common Stock

Stockholder Name: James M Feeman

Amount and nature of Beneficial ownership: 4,500,000

Percent of class: 50.0

RELATED PARTY TRANSACTIONS

Name of Entity: Megan Feeman

Relationship to Company: Officer

Nature / amount of interest in the transaction: Megan Feeman, the President and CEO of NoBaked, loaned the company an outstanding amount of $40,300 with her personal credit cards as of 2/1/2021.

Material Terms:

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 9,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on January 23, 2025.

The NoBaked Company

By /s/ Ruth Megan Feeman

Name: The NoBaked Company

Title: CEO

Exhibit A

FINANCIAL STATEMENTS



The NoBaked Company
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents





Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: The NoBaked Company Management

We have reviewed the accompanying financial statements of The NoBaked Company (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

(Signature)
Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
Jan 17, 2025

The NoBaked Company
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	45,751	2,698
Accounts Receivable	22,258	32,748
Receivable - Related Party	194,485	146,146
Inventory	31,483	24,472
Other Current Assets	17,190	3,712
Total Current Assets	**311,167**	**209,776**
Non-Current Assets:		
Fixed Assets - net	21,340	24,920
Security Deposits	17,617	17,617
ROU Asset	182,046	214,468
Total Non-Current Assets	**221,003**	**257,005**
TOTAL ASSETS	**532,170**	**466,781**
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	90,200	73,038
Other Current Liabilities	7,854	5,507
Sales Tax Payable	-	-
Short Term Lease Liability	33,167	31,226
Total Current Liabilities	**131,221**	**109,771**
Non-Current Liabilities:		
Notes Payable - net	308,694	375,590
Line of credit	94,956	-
Long Term Lease Liability	160,921	194,088
Total Non-Current Liabilities	**564,571**	**569,678**
TOTAL LIABILITIES	**695,792**	**679,449**
EQUITY		
Common Stock	95	95
APIC	360,404	391,680
SAFE Notes	25,000	-
Accumulated Deficit	(549,121)	(604,443)
TOTAL EQUITY	**(163,622)**	**(212,668)**
TOTAL LIABILITIES AND EQUITY	**532,170**	**466,781**

See Accompanying Notes to these Unaudited Financial Statements

The NoBaked Company
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Sales	1,235,667	1,178,477
Discounts & Refunds	28,917	27,034
Cost of Goods Sold	288,873	257,393
Gross Profit	**917,877**	**894,050**
Operating Expenses		
Selling, General & Administrative Expenses	406,396	367,577
Advertising & Marketing Expenses	79,583	183,714
Professional Expenses	5,889	37,642
Payroll Expenses	279,147	380,604
Research & Development Expenses	-	-
Operating Lease Expense	37,933	37,933
Depreciation Expense	7,259	3,462
Total Operating Expenses	**816,207**	**1,010,932**
Total Loss from Operations	**101,670**	**(116,882)**
Other Income (Expense)		
Other Income	2,131	117,262
Interest Expenses	(47,706)	(46,921)
Other Expense	(6,601)	(7,309)
Start up Expense	-	-
Total Other Income (Expense)	**(52,176)**	**63,032**
Net Income (Loss)	**49,494**	**(53,850)**

See Accompanying Notes to these Unaudited Financial Statements

The NoBaked Company
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		SAFE	APIC	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount				
Beginning balance at 1/1/22	9,496,098	95	-	362,402	(550,593)	(188,096)
Issuance of Common Stock	-	-	-	-	-	-
Prior Period Adjustment	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	29,278	-	29,278
Net loss	-	-	-	-	(53,850)	(53,850)
Ending balance at 12/31/22	9,496,098	95	-	391,680	(604,443)	(212,668)
Issuance of Common Stock	-	-	-	-	-	-
Prior Period Adjustment	-	-	-	-	5,828	5,828
Additional Paid in Capital	-	-	-	(31,276)	-	(31,276)
SAFE Issuance	-	-	25,000	-	-	25,000
Net loss	-	-	-	-	49,494	49,494
Ending balance at 12/31/23	9,496,098	95	25,000	360,404	(549,121)	(163,622)

See Accompanying Notes to these Unaudited Financial Statements

The NoBaked Company
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	49,494	(53,850)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	7,259	3,462
Accounts Receivable	10,490	(32,748)
Inventory	(7,011)	(3,556)
Receivable - Related Party	(48,339)	(116,923)
Other Current Assets	(13,478)	(1,236)
ROU Asset	1,196	2,265
Accounts Payable	17,162	62,833
Other Current Liabilities	2,347	(18,130)
Sales Tax Payable	-	(4,510)
Prior Period Adjustment	5,828	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(24,546)	(108,543)
Net Cash provided by (used in) Operating Activities	24,948	(162,393)
INVESTING ACTIVITIES		
Fixed Asset - net	(3,679)	(21,109)
Net Cash provided by (used in) Investing Activities	(3,679)	(21,109)
FINANCING ACTIVITIES		
Common Stock	-	-
APIC	(31,276)	29,278
SAFE Notes	25,000	-
Line of Credit	94,956	
Notes Payable - net	(66,896)	122,403
Net Cash provided by (used in) Financing Activities	21,784	151,681
Cash at the beginning of period	2,698	34,519
Net Cash increase (decrease) for period	43,053	(31,821)
Cash at end of period	45,751	2,698

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

The NoBaked Company ("the Company") was formed in Delaware on December 21, 2020. The Company earns revenue by offering their cookie dough in pint jars through online sales, at storefront scoops and sundaes locations, and by selling refrigerated pints in grocery stores nationwide. The Company has a nationwide presence and is actively expanding its reach through both e-commerce and brick-and-mortar channels. The Company's headquarters is in Nashville, Tennessee. The Company's customers will be located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $45,751 and $2,698 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company deemed an allowance was not necessary as of December 31, 2023 and 2022

Inventory

Inventory consisted primarily of raw materials and finished goods. Inventory at December 31, 2023 and December 31, 2022 stands at $31,483 & $24,472, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2023	2022
Kitchen A/C	15	21,109	21,109
Fridge/Freezers	5	10,862	10,862
Less Accumulated Depreciation		(10,631)	(7,051)
Totals		21,340	24,920

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenues by selling edible cookie dough. It sells its products online through its website, at scoop shops, where customers can purchase the product, and at various grocery stores through wholesale sales. For sales processed online or at one of its scoop shops, the Company generally collects payment at the time of the sale. For wholesale sales, payments are collected based on the agreed-upon terms. The Company's primary performance obligation is fulfilling customer orders.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of bank fees, insurance, restaurant supplies, license fees, contractors, employee benefits, utilities, travel, and other miscellaneous operating expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has receivables from Megan Feeman, Founder and CEO and Jimmy Feeman, Chief Strategy Officer totalling $194,485 and $146,146, as of December 31, 2023 and 2022, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On March 19, 2019, the Company entered into a lease agreement with AP Edgehill Investors, LLC for an 820-square-foot property located in Nashville, TN. The lease has a term of 120 months, commencing on March 19, 2019.

	Year Ending 2023-12
Lease Expense	
Operating Lease Expense	37,933
Total	37,933
Other Information	
Operating cash flows from operating lease	36,737
Weighted-average remaining lease term in years for operating leases	5.17
Weighted-average discount rate for operating leases	2.61%

Maturity Analysis	Operating
2024-12	37,839
2025-12	38,975
2026-12	40,144
2027-12	41,348
2028-12	42,589
Thereafter	7,133
Total Undiscounted Cash Flows	208,027
Less: Present Value Discount	(13,940)
Total Lease Liabilities	194,088

NOTE 5 – LIABILITIES AND DEBT

Notes Payable

The Company entered into a loan agreement with Square Capital on December 8, 2022, for $21,278. The Company was required to pay 18.25% of its daily receivables each month over, with the loan not exceeding an 18-month period. On July 7, 2023, consolidating the remaining amount of $2,670.80 due from the previous loan, the Company entered into a second agreement for $19,943. The Company paid this loan with 18.25% of its daily receivables each month over a maximum 18-month period. The balance of the loan as of December 31, 2023 is $7,405

The Company entered into a loan agreement with Ascentium on February 15, 2022. The original note amount was $21,109.44 at an interest rate of 12% per annum. Payments are made monthly with an installment of $439.78 over a 48-month period. The balance of the loan on December 31, 2023, is $11,434.28.

The Company entered into a loan agreement with Paypal on September 9, 2022, for $116,189. No interest is associated with payments, as each monthly payment consists of the principal amount and an associated fee. The Company is required to make monthly payments of $4,632. The balance of the loan as of December 31, 2023 is $72,218.12.

On May 29, 2019, the Company entered into a loan agreement for $350,000 at an interest rate of 11.25% per annum. Payments are made monthly, with an installment of $2,617.00. The maturity date for this loan is May 29, 2039, and the remaining balance is $238,909.31 as of December 31, 2023.

Line of Credit

In 2023, the Company entered into a line of credit agreement. Payments are made based on an agreed-upon percentage of gross sales until the advance amount is paid in full. The rates change with each advance. There are no maturity dates associated with these advances. As of December 31, 2023, the Company had a balance of $94,956.04.

Debt Summary											
				For the Year Ended December 2023				For the Year Ended December 2022			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable	507,410	Various	Various	-	308,694	308,694	-	-	375,590	375,590	-
Line of Credit	-	-	Various	-	94,956	94,956	-	-	-	-	-
Total				-	403,650	403,650	-	-	375,590	375,590	-

NOTE 6 – EQUITY

The Company has authorized 100,000,000 of total shares with a par value of $0.00001 per share. There were 9,496,098 shares issued and outstanding as of December 31, 2023, and 2022

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE)

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2023, the Company entered into a single SAFE agreement (Simple Agreement for Future Equity) with a third party. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event, however, not bearing a discount rate. This agreement is subject to a valuation cap. The valuation cap of the agreement entered was $6,000,000.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through Jan 17, 2025 , the date these financial statements were available to be issued.

In January 2024 the Company entered into a convertible note agreement for the purposes of funding operations. The principal of the note was $10,000. The note was convertible into shares of the Company's common stock at a 20% discount. The note was converted in July of 2024.

CERTIFICATION

I, Ruth Megan Feeman, Principal Executive Officer of The NoBaked Company, hereby certify that the financial statements of The NoBaked Company included in this Report are true and complete in all material respects.

Ruth Megan Feeman

CEO